EXHIBIT 99.3
TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tél. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 147 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
News Release
Communiqué de Presse
Paris, May 11, 2007
May 11, 2007 Annual Meeting

15% dividend increase
Pursuing a major investment program to grow the Upstream
and upgrade the refining and petrochemicals systems
The Annual Meeting of shareholders was held on May 11, 2007, under the chairmanship of Thierry Desmarest.
During his address, Thierry Desmarest highlighted the main results for the year 2006:
« Adjusted net income was 12,585 million euros, a 5% increase compared to 2005. Total benefited from globally more favorable market conditions, despite pressure from rising costs and the 5% decrease in production. Profitability at the business segment level was 29%, reflecting the company’s portfolio quality and investment discipline (...)
Excluding acquisitions, the Group invested 14 billion dollars in 2006, more than 75% of that in the Upstream (...)
In 2006, the return to shareholders from both dividends and share buybacks represented close to 6.5% of the end-2005 market capitalization. The spin-off of Arkema represented an additional 1.5% return to shareholders. »
Christophe de Margerie, Total’s CEO, presented the strategy and outlook for the Group:
« In the Upstream, Total intends to pursue its strategy of profitable organic growth and increase hydrocarbon production by more than 5% per year on average over the period 2006 to 2010. This growth will be particularly sensitive to the LNG activities, which are expected to grow by 13% per year on average. The production growth is expected to be substantial in 2007, mainly due to the start-up of Dalia, to be followed by Rosa and Dolphin.
Beyond 2010, Total’s portfolio of projects offers strong visibility, notably due to the number of exploration successes in recent years and to major new projects in LNG and heavy oil (...)
In the Downstream, the Group is pursuing a strategy to upgrade its refining system by adding conversion and desulphurization projects, as well as through programs to modernize and improve the reliability of its units (...)

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tél. :+33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 147 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
In petrochemicals, Total’s objective is to continue to increase its polymers production, particularly in Asia and the Middle East, while improving the competitiveness of its operations in mature markets (...)
Implementing the Group’s growth strategy depends on a sustained investment program. The 2007 budget for investments is approximately 16 B$, 75% of it for the Upstream (...)
Total intends to pursue a dynamic dividend policy, in line with its strategy for profitable growth. »
Christophe de Margerie highlighted that Total’s strategy was to sustainably contribute to the fulfilment of the demand in energy, while combining responsibilities towards all stakeholders and value creation for shareholders. He notably emphasized the Group’s commitment in the world’s efforts to combat climate change.
Finally, Christophe de Margerie highlighted the main results for the first quarter 2007 which were released on May 4:
« Total reported strong first quarter 2007 results. In a context of lower hydrocarbon prices, the adjusted earnings per share expressed in dollars showed a limited decreased of 1%, whereas the business segments profitability was 28%. Expressed in euros, the earnings per share decreased by 9%, reflecting the lower dollar compared to the euro.
This performance shows that Total managed to maintain the quality of its portfolio and its investment and project management discipline while accelerating its growth effort and facing continued pressure from rising costs. »
The shareholders approved the 2006 accounts and the payment of a cash dividend of 1.87 euros per share of 2.5 euros of par value, an increase of 15% from last year. Taking into account the interim dividend of 0.87 euro per share paid on November 17, 2006, the remaining balance of 1 euro per share will be paid on May 18, 2007.
The following resolutions were also approved at the Annual Meeting:
•	Renewal of the three-year term for the following Directors: MM. Thierry Desmarest, Thierry de Rudder and Serge Tchuruk,

•	Renewal of the three-year term of M. Daniel Bœuf as a Director representing the employee shareholders,

•	Authorization for the Board of Directors to trade the Company’s share, pursuant to the provisions of Article L. 225-209 of the French Code of Commerce.

•	Authorizations for the Board of Directors to carry out capital increases but only while maintaining shareholders’ preferential subscription rights, to implement stock-options programs and reserved capital increases for employees.
The full results of the votes will be available on Total’s web site www.total.com in the coming days.
♦ ♦ ♦
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com